Concordia International Corp. Meeting of Secured Debt Holders Held on June 19, 2018 Report on Ballot Arrangement Resolution We, the undersigned scrutineers, hereby report that that quorum of 2 or more holders has been met and the result of the vote by ballot with respect to the above matter is as follows: NUMBER OF VOTES FOR the motion 2,164,533 100% AGAINST the motion 0 0.0% Total 2,164,533 TOTAL SECURED DEBT VOTES IN CLASS: 2,169,288 TOTAL VOTES CAST: 2,164,533 TOTAL % OF CLASS VOTED: 99.78% “Grant Hughes” Grant Hughes Scrutineer Prepared By: